SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ___)*
NeoMedia Technologies, Inc.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
640505301

(CUSIP Number)
March 28, 2011

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)
          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No.	640505301	SCHEDULE 13G	Page	2	of	9

1	NAMES OF REPORTING PERSONS JMC Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0- (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 4 below

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (1)

WITH:	8	SHARED DISPOSITIVE POWER

See Item 4 below

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9.99% (see Item 4 below)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (see Item 4 below)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1)   Shares are held directly by JMC Holdings, L.P. J. Michael Cline is the General Partner of JMC Holdings, L.P. (See Item 4 below).

CUSIP No.	640505301	SCHEDULE 13G	Page	3	of	9

1	NAMES OF REPORTING PERSONS J. Michael Cline

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		-0- (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 4 below

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (1)

WITH:	8	SHARED DISPOSITIVE POWER

See Item 4 below

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9.99% (see Item 4 below)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (see Item 4 below)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	640505301	SCHEDULE 13G	Page	4	of	9

Item 1(a).	Name of Issuer.

NeoMedia Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

Two Concourse Parkway, Suite 500, Atlanta, GA 30328

Item 2(a).	Name of Person Filing.

This statement is being filed by JMC Holdings, L.P., a Delaware limited partnership (“JMC”), and J. Michael Cline (“Mr. Cline”) (JMC and Mr. Cline collectively, the “Reporting Persons”). See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

Due to their relationships with one another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Act with respect to their beneficial ownership of the shares of Common Stock reported herein. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13G is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock held by any other Reporting Person. Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person.

Item 2(b).	Address of Principal Business Office.

The principal business address of the Reporting Persons is c/o Accretive, LLC, 51 Madison Avenue, 31st Floor, New York, New York 10010.

Item 2(c).	Citizenship.

JMC was organized under the laws of the State of Delaware.

Mr. Cline is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number.

640505301

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No.	640505301	SCHEDULE 13G	Page	5	of	9

Item 4.	Ownership.
     On January 13, 2011, the Reporting Persons filed a Schedule 13D (the “Original 13D”) with the U.S. Securities and Exchange Commission (the “SEC”) reporting the beneficial ownership of 375 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Issuer, which is convertible into Common Stock at the request of the holder pursuant to the Certificate of Designation of the Preferred Stock (the “Certificate of Designation”). On March 28, 2011, the Reporting Persons determined that the beneficial ownership of such securities should have been reported on a Schedule 13G. At the time of filing of the Original 13D, the Reporting Persons inadvertently reported beneficial ownership of 20.1% of the Common Stock and filed the Original 13D and a Form 3 reporting beneficial ownership of more than 10% of the Issuer’s Common Stock. However, because the Certificate of Designation prohibits the Reporting Persons from converting the Preferred Stock to the extent such conversion would result in the Reporting Persons beneficially owning in excess of 9.99% of the outstanding shares of Common Stock following such conversion, the Reporting Persons are filing this Schedule 13G to correct and replace the inadvertent filing of the Original 13D and correctly reflect their beneficial ownership of not in excess of 9.99% of the outstanding shares of Common Stock.
     The Certificate of Designation provides that each share of the Preferred Stock is convertible into Common Stock of the Issuer equal to the quotient of the liquidation amount divided by the conversion price. The liquidation amount is equal to one thousand dollars ($1,000) per share of Preferred Stock. The conversion price is equal to, at the option of the holder, the lesser of (i) fifty cents ($0.50) or (ii) 97% of the lowest closing bid price of the Common Stock for the one hundred twenty-five (125) trading days immediately preceding the date of conversion, as quoted by Bloomberg LP. The Certificate of Designation provides that the Preferred Stock will have voting rights on an as converted basis together with the Common Stock. However, the Certificate of Designation contains a “blocker” provision that provides that no holder of the Preferred Stock shall be entitled to convert the Preferred Stock to the extent that such conversion would cause the aggregate number of shares of Common Stock beneficially owned by such holder to exceed 9.99% of the outstanding shares of Common Stock following such conversion (subject to waiver on sixty-one (61) days notice).
     On April 4, 2011, the Reporting Persons received a Convertible Debenture with a $290,672 outstanding principal balance and accrued and unpaid interest thereon of $73,828 (the “Debenture”), which Debenture was originally issued by the Issuer on March 27, 2007. All or any portion of the outstanding principal amount of the Debenture is convertible into Common Stock of the Issuer at a conversion rate equal to the lesser of (i) two cents ($0.02) or (ii) 90% of the lowest Volume Weighted Average Price (as defined in the Debenture) during the 125 trading days immediately preceding the date of conversion. The Debenture prohibits the Reporting Persons from converting any portion of the Debenture or receiving shares of Common Stock as payment of interest thereunder to the extent such conversion or the receipt of such interest payment would result in the Reporting Persons beneficially owning in excess of 4.99% of the outstanding shares of Common Stock following such conversion or receipt of shares as payment of interest.

Holdings as of January 13, 2011 (1)
	Amount
Reporting	Beneficially	Percent of		Power to Vote				Power to Dispose
Person	Owned	Class		Sole		Shared		Sole		Shared
JMC	2,850,039 (2)	9.99	%(2)	- 0 -	(3)	2,850,039	(2)	- 0 -	(3)	2,850,039	(2)
Mr. Cline	2,850,039 (2)	9.99	%(2)	- 0 -	(3)	2,850,039	(2)	- 0 -	(3)	2,850,039	(2)

Holdings as of April 6, 2011 (4)
	Amount
Reporting	Beneficially	Percent of		Power to Vote				Power to Dispose
Person	Owned	Class		Sole		Shared		Sole		Shared
JMC	6,161,668 (5)	9.99	%(5)	- 0 -	(3)	6,161,668	(5)	- 0 -	(3)	6,161,668	(5)
Mr. Cline	6,161,668 (5)	9.99	%(5)	- 0 -	(3)	6,161,668	(5)	- 0 -	(3)	6,161,668	(5)

(1)	Calculated on the basis of 375 shares of Preferred Stock held by the Reporting Persons as of January 13, 2011 and 25,678,877 shares of Common Stock outstanding as of December 31, 2010 (as reported by the Issuer to the Reporting Persons on January 6, 2011).

(2)	The Certificate of Designation prohibits the Reporting Persons from converting the Preferred Stock to the extent such conversion would result in the Reporting Persons beneficially owning in excess of 9.99% of the outstanding shares of Common Stock following such conversion. If there were no “blocker” provision in the Certificate of Designation, then based on a conversion price of $0.0582 on January 13, 2011, if the 375 shares of Preferred Stock beneficially owned by the Reporting Persons as of such date were converted as of such date, the Reporting Persons would have beneficially owned 6,443,299 shares of Common Stock of the Issuer which would have represented approximately 20.1% of the total shares of Common Stock outstanding at such time.

(3)	Shares are held directly by JMC Holdings, L.P. J. Michael Cline is the General Partner of JMC Holdings, L.P.

(4)	Calculated on the basis of 200 shares of Preferred Stock, 2,902,096 shares of Common Stock and $290,672 in outstanding principal balance of the Debenture held by the Reporting Persons as of April 6, 2011 and 58,418,784 shares of Common Stock outstanding as of March 22, 2011, as disclosed in the Issuer’s Annual Report on 10-K filed with the Securities and Exchange Commission on March 25, 2011.

(5)	The Certificate of Designation prohibits the Reporting Persons from converting the Preferred Stock to the extent such conversion would result in the Reporting Persons beneficially owning in excess of 9.99% of the outstanding shares of Common Stock following such conversion. The Debenture prohibits the Reporting Persons from converting any portion of the Debenture or receiving shares of Common Stock as payment of interest thereunder to the extent such conversion or the receipt of such interest payment would result in the Reporting Persons beneficially owning in excess of 4.99% of the outstanding shares of Common Stock following such conversion or receipt of shares as payment of interest. If there were no “blocker” provision in the Certificate of Designation and the Debenture, then based on a conversion price for the Preferred Stock of $0.01552 on April 6, 2011 and a conversion price for the Debenture of $0.01782 on April 6, 2011, if the 200 shares of Preferred Stock beneficially owned by the Reporting Persons as of such date and the $290,672 outstanding principal balance of the Debenture were converted as of such date, the Reporting Persons would beneficially own 32,100,254 shares of Common Stock of the Issuer which would represent approximately 36.6% of the total shares of Common Stock outstanding at such time.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No.	640505301	SCHEDULE 13G	Page	7	of	9

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	640505301	SCHEDULE 13G	Page	8	of	9
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2011	JMC HOLDINGS, L.P.
	By:	/s/ J. Michael Cline
		Name:	J. Michael Cline
		Title:	General Partner

/s/ J. Michael Cline
J. Michael Cline